National Due Diligence Alliance Conference March 4, 2006 Update for Selling Group Members Filed by UMT Holdings, L.P. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: United Mortgage Trust Commission File No. 333-128149

Disclaimers The information contained in the following presentation has been compiled from United Mortgage Trust's filings with the SEC, including Forms 8-K, 10-Q and 10-K and from the preliminary proxy statement/prospectus forming a part of the registration statement on Form S-4 filed by UMT Holdings, all of which are available on line at www.sec.gov. There can be no assurance that the proposed merger between United Mortgage Trust and UMT Holdings will be consummated. The proposed transaction may only be completed in accordance with the applicable state and federal laws, including the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. This presentation shall constitute neither an offer or solicitation of an offer to buy any securities nor the solicitation of any proxy or vote of any shareholder of United Mortgage Trust.

Rule 165 On October 12, 2005 UMT Holdings filed with the Commission an amendment to its registration statement on Form S-4 concerning the proposed merger of UMT Holdings and United Mortgage Trust that includes a proxy statement/prospectus. United Mortgage Trust will send the proxy statement/prospectus to its shareholders to seek their approval of the proposed merger. WE URGE INVESTORS AND SECURITY HOLDERS OF UNITED MORTGAGE TRUST TO READ THE PROXY STATEMENT/PROSPECTUS DESCRIBED ABOVE AND ANY OTHER DOCUMENTS FILED WITH THE COMMISSION BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING BUSINESS AND FINANCIAL INFORMATION ABOUT UNITED MORTGAGE TRUST AND UMT HOLDINGS. The proxy statement/prospectus and other documents filed with the Commission may be obtained free of charge at the website maintained by the Securities and Exchange Commission at www.sec.gov. The proxy statement/prospectus and other documents filed with the Commission may also be obtained free of charge by requesting them in writing or by telephone from UMT Holdings, Investor Services, Lauren Myers, 1702 N. Collins Boulevard, Suite 100, Richardson, Texas 75080, (972) 370-9039, or, with respect to the proxy statement, from United Mortgage Trust, Investor Relations, 5740 Prospect Avenue, Suite 1000, Dallas, Texas 75206, (214) 237-9305. If you have any questions about the merger, please contact United Mortgage Trust's Information Agent, Morrow & Co., Inc., 39 South LaSalle Street, Suite 909, Chicago, Illinois 60603, (312) 236-8600. United Mortgage Trust and its executive officers and trustees may be deemed to be participants under the rules of the Commission in the solicitation of proxies from shareholders of United Mortgage Trust. A list of the names of those trustees and executive officers and descriptions of their interests in United Mortgage Trust is contained in the proxy statement/prospectus filed by UMT Holdings with the Commission. Shareholders may obtain additional information about the interest of the trustees and executive officers in the proposed transaction by reading the proxy statement/prospectus.

Cautionary Statement Regarding Forward-Looking Statements This presentation includes certain statements that are not statements of historical fact and that may constitute 'forward- looking statements' within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based upon the beliefs of management of United Mortgage Trust and assumptions made by and information currently available to United Mortgage Trust. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, or performance, as well as underlying assumptions and statements that are other than statements of historical fact, including statements regarding the ability of United Mortgage Trust to consummate the proposed merger and the expected benefits of the proposed merger. When used in this document, the words 'expects,' 'anticipates,' 'estimates,' 'plans,' 'intends,' 'projects,' 'predicts,' 'believes,' 'may' or 'should,' and similar expressions, are intended to identify forward-looking statements. Forward-looking statements reflect the current view of United Mortgage Trust's management with respect to future events. Many factors could cause the actual results, performance or achievements of United Mortgage Trust or the combined company to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, but not limited to, whether the proposed transaction will prove to be successful. Such factors include risks and uncertainties specific to the proposed merger, including but not limited to adverse effects on United Mortgage Trust's operating results because of failure to complete the transaction (due to failure to obtain stockholder or regulatory approvals or to satisfy all of the other conditions to the transaction), failure by the parties to successfully integrate their respective businesses, processes and systems in a timely and cost-effective manner, delay in obtaining effectiveness of the registration statement, transaction costs, unknown liabilities, general economic and business conditions and other economic, business, competitive and/or regulatory factors affecting the proposed merger. Investors are cautioned that all forward-looking statements involve those risks and uncertainties detailed in United Mortgage Trust's filings with the Securities and Exchange Commission, including United Mortgage Trust's Annual Report on Form 10-K for the fiscal year ended December 31, 2004. Forward-looking statements speak only as of the date they are made and United Mortgage Trust does not undertake any duty or obligation to update any forward-looking statements in light of new information or future events.

United Mortgage Trust Recap 1996-2005 Founded in July 1996 and began operations in March 1997 Nine years of operating history 2,446 shareholders of record 102 consecutive monthly distributions from September 1997 through February 2006

United Mortgage Trust Growth: Shareholders' Equity

United Mortgage Trust Recap Initially invested in long term single family residential real estate loans Shifted investment focus to short term interim loans in early 2001 Added residential lot development loans in 2003 United Mortgage Trust has purchased loans and loan participation interests totaling approximately $499,000,000 as of December 31, 2005

2005 United Mortgage Trust Portfolio Mix Interim Loans, 57% Long Term loans Including securitization pools, 5% Accounts Receivable - Affiliates, 7% Accounts Receivable/Cash, 6% Land Development, 23% Other Assets, 2% Portfolio Assets Total Approximately $119,000,000

United Mortgage Trust Recap Added Share Repurchase Plan in June 2001 Introduced Dividend Reinvestment Plan in 2001

1997 - 2005 Earnings History Total approximate United Mortgage Trust earnings: $45,715,00 United Mortgage Trust earnings average per annum: 7.71% Total United Mortgage Trust distributions: $52,848,000 United Mortgage Trust distributions average per annum: 8.92%

United Mortgage Trust Historical Earnings & Distribution 1997 - 2005 1997 1998 1999 2000 2001 Net Income $200,000 $1,017,000 $1,808,000 $2,728,000 $4,785,000 Earnings Per Share $2.66 $2.12 $1.90 $1.80 $1.81 Weighted Shares 75,089 480,057 952,098 1,514,014 2,641,072 Earnings Per Weighted Share % Annualized 13.32% 10.59% 9.49% 9.01% 9.06% Distributions* $141,000 $959,000 $1,931,000 $3,039,000 $5,164,000 Distributions Per Weighted Share $1.88 $2.00 $2.03 $2.01 $1.96 Distributions Per Weighted Shares % Annualized 9.39% 9.99% 10.14% 10.04% 9.78% * Including Partial Return of Capital

United Mortgage Trust Historical Earnings & Distribution 1997 - 2005 2002 2003 2004 2005 Historical Net Income $7,376,000 $8,589,000 $9,466,000 $9,746,000 $45,715,000 Earnings Per Share $1.81 $1.47 $1.34 $1.40 $1.54 Weighted Shares 4,083,488 5,859,639 7,051,313 6,974,346 29,631,116 Earnings Per Weighted Share % Annualized 9.03% 7.33% 6.71% 6.99% 7.71% Distributions* $8,169,000 $10,782,000 $12,123,000 $10,540,000 $52,848,000 Distributions Per Weighted Share $2.00 $1.84 $1.72 $1.51 $1.78 Distributions Per Weighted Shares % Annualized 10.00% 9.20% 8.60% 7.56% 8.92% * Including Partial Return of Capital

United Mortgage Trust Dividend Policy Our Trustees have adopted a policy to distribute 90% of our earnings Our fourth quarter 2005 earnings were $0.37 per share or a 7.38% annualized rate Our current dividend (Q4 '05) is $.35 per share or a 7% annualized rate Dividend rates are reviewed and set quarterly

Liquidity Share Repurchase Plan established in June 2001 798,000 ($15,766,000) shares repurchased through December 31, 2005 488,000 (approx. $9,800,000) shares presently in repurchase plan Plan suspended September 2005 with execution of United Mortgage Trust Merger Agreement If the Merger is consummated, UMTH will institute a quarterly repurchase plan If the Merger is not consummated, our Trustees will determine the appropriate Share Repurchase guidelines

Dividend Reinvestment Plan Dividends are currently reinvested monthly at investor's option Dividend Reinvestment Program will terminate upon completion of the merger Post Merger, if UMT Holdings registers additional securities with the SEC, it intends to provide an opportunity for debenture holders to reinvest interest payments in such securities.

United Mortgage Trust Merger Status: Background United Mortgage Trust has evolved from a passive investor in long term residential real estate loans to a real estate finance company. Earnings and distributions have fluctuated as United Mortgage Trust's business model has adapted to market conditions. UMT Holdings sells interim mortgages and land development loans to United Mortgage Trust and provides loan servicing and real estate owned asset management services to United Mortgage Trust. UMT Holdings has combined the loan origination, loan servicing and trust administration services of nine companies into one.

UMT Holdings Family of Companies Family of Companies Family of Companies

United Mortgage Trust Merger UMT Holdings and United Mortgage Trust have entered into a Merger Agreement under which United Mortgage Trust would be merged into UMT Holdings and their respective businesses combined. Consummation of the proposed merger is subject to various conditions, including the approval of the shareholders of United Mortgage Trust.

Merger Terms If the merger is approved by United Mortgage Trust shareholders, UMT Holdings will issue a $20.00, 10 year, 8.5% debenture in exchange for each share of United Mortgage Trust. Interest will be due monthly.

Merger Timing When UMT Holding's S-4 is declared effective by the SEC, a proxy statement and ballot will be mailed to United Mortgage Trust shareholders. United Mortgage Trust will hold a shareholders' meeting and seek an 80% affirmative shareholder vote to approve merger. Upon completion of the merger, UMT Holdings will succeed United Mortgage Trust.

Merger Timing 11/04/2003 UMT Holdings, LP presented merger proposal to UMT Board of Trustees. 11/04/2003 Board of Trustees and Independent Committee commenced the review and negotiation of the terms of the merger proposal. 11/17/2003 Independent Committee engaged Southwest Securities to analyze terms of merger and provide Fairness Opinion. 9/01/2005 Independent Committee recommended approval of merger proposal to full Board of Trustees. Board voted unanimously to approve merger and authorized execution of Merger Agreement. 9/07/2005 UMTH filed Form S-4 with SEC and State Securities Agencies.

What happens if the Merger is not approved by the shareholders? United Mortgage Trust will continue to purchase residential real estate loans from UMT Holdings and others. Monthly distributions will continue at a rate equal to 90% of earnings. United Mortgage Trust Trustees will address liquidity options.